Exhibit 99.3
Alcon Laboratories, Inc. Announces Promotion

Effective April 1, Bill Barton was promoted to Senior Vice President, International Markets of Alcon Laboratories, Inc. with direct responsibility for all markets outside the United States.  He will also chair the Global Marketing Committee, which is responsible for coordinating product development profiles, pricing and promotion strategies globally.

Barton joined Alcon in 1989 when the company acquired CooperVision Surgical, where he had worked since 1985.  Since then he has held positions of increasing responsibility and global diversity in sales, marketing and general management, including the role of Vice President and Area President of Alcon’s operations in Canada, Australia and the Far East.  Most recently, he served as Vice President, Global Marketing and Area President, U.S.